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                                                      OMB APPROVAL
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                                                  OMB Number:    3235-0104
                                                  Expires:  September 30, 1998
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

________________________________________________________________________________
1.   Name and Address of Reporting Person*
Gauld                                Irene
--------------------------------------------------------------------------------
   (Last)                            (First)              (Middle)

  33 Malcolm's Mount West
--------------------------------------------------------------------------------
                                    (Street)
Stonehaven  AB392TF                Scotland                   UK
--------------------------------------------------------------------------------
   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

      November 28, 2001
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol
Cash Technologies, Inc.    ("TQ")
    ____________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person

     [X]  Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
----------------------------------------------------------------------------------------------------------------------------------

Common Stock                               825,860                     D(1)
-----------------------------------------------------------------------------------------------------------------------------------

(1) Such shares, which were issued upon conversion of certain classes of preferred stock, are held jointly by Peter Gauld and Irene Gauld who are married to each other.
* If the Form is filed by more than one  Reporting  Person,  see  Instruction
  5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)
                                                                  SEC 1473(7/96)
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FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect      Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr.5)
-----------------------------------------------------------------------------------------------------------------------------------
Warrants (Right to buy) 6/14/01(*)   6/14/06      Common Stock            50,000           $1.36            D(1)
Warrants (Right to buy) 8/29/01(*)   8/29/06      Common Stock           100,000           $1.46            D(1)


===================================================================================================================================

Explanation  of  Responses:
(*) The stated date is also the date of issuance of the Warrant.
(1) Such warrants are held jointly by Peter Gauld and Irene Gauld who are married to each other.

/s/ Irene Gauld                                            October 30, 2002
----------------------------------------------            ---------------------
Irene Gauld                                                Date

/s/ Peter Gauld                                            October 30, 2002
----------------------------------------------            ---------------------
 Peter Gauld                                               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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